(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

March 14, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Aberdeen Street Trust (the trust):
Fidelity Advisor Freedom 2055 Fund Fidelity Freedom 2055 Fund Fidelity Freedom K 2055 Fund Fidelity Freedom Index 2055 Fund (the funds)
File Nos. (033-43529) and (811-06440)
Post-Effective Amendment No. 51

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 51 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Advisor Freedom 2055 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom K 2055 Fund and Fidelity Freedom Index 2055 Fund. This filing serves to register Fidelity Advisor Freedom 2055 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom K 2055 Fund and Fidelity Freedom Index 2055 Fund as new funds of the trust. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover pages of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of May 28, 2011. We request your comments by April 13, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group